OSISKO REPORTS Q1 2022 RESULTS

Record cash margin of $47.5 million from royalties and streams

Operating cash flows from the royalties and streams segment of $40.5 million

Montréal, May 12, 2022 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the first quarter of 2022. Amounts presented are in Canadian dollars, except where otherwise noted.

Q1 2022 Financial Highlights

  18,251 GEOs1 earned (Q1 2021 - 19,960 GEOs);

  Consolidated revenues of $59.4 million ($66.9 million in Q1 2021);

    Revenues from the royalties and streams segment2 of $50.7 million ($66.9 million in Q1 2021, including $17.9 million from offtakes);

    Revenues from the mining exploration and development segment3 (i.e. Osisko Development Corp.) of $8.7 million (net of intersegment transactions);

  Consolidated cash flows from operating activities of $23.6 million (Q1 2021 - $21.3 million);

    Operating cash flows from the royalties and streams segment of $40.5 million (Q1 2021 - $36.7 million);
    Operating cash flows from the mining exploration and development segment  of ($16.9) million (Q1 2021 - ($15.4) million);

  Cash margin4 of 94% from royalties and streams (Q1 2021 - 94%);

  Consolidated net earnings attributable to Osisko's shareholders of $0.3 million, or $0.00 per share (Q1 2021 - $10.6 million or $0.06 per basic share);

  Consolidated adjusted earnings4 of $2.2 million, or $0.01 per basic share (Q1 2021 - $17.9 million, $0.11 per basic share);

    Adjusted earnings from the royalty and stream segment of $24.8 million, or $0.15 per basic share (Q1 2021 - $23.4 million, or $0.14 per basic share); and
    Adjusted loss from the mining exploration and development segment of $22.7 million, or $0.14 per basic share (Q1 2021 - $5.5 million, or $0.03 per basic share).

Sandeep Singh, President and CEO of Osisko commented: "We achieved record cash margins in the first quarter highlighting the strength of our high-quality asset base coupled with a surge in the gold price. As previously mentioned, GEO deliveries are expected to increase over the course of the year as seasonality impacts dissipate and ramp-ups progress at various assets. We are also excited to announce that stream repayments have been reactivated from the Renard mine, including from a diamond sale in May, and we have received repayment in full of amounts owing on the working capital facility.

Given the current inflationary market dynamics, both globally and specific to the mining sector, we feel Osisko offers a compelling value and growth investment, which is not subject to many of the same inflationary risks."

Financial Highlights by Operating Segment

(in thousands of dollars, except per share amounts)

As a result of its 70% ownership in Osisko Development Corp. ("Osisko Development"), the assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. The table below provides some financial highlights per operating segment. More information per operating segment can be found in the consolidated financial statements and management's discussion and analysis for the three months ended March 31, 2022.

	For the three months ended March 31,
	Osisko Gold Royalties (i)		Osisko Development (ii)		Consolidated (v)
	2022	2021	2022	2021	2022	2021
	$	$	$	$	$	$

Cash (March 31, 2022 and Dec. 31, 2021)	392,648	82,291	56,802	33,407	449,450	115,698

Revenues	50,689	66,923	9,167	-	50,689	66,923
Cash margin (iii)	47,508	46,526	-	-	47,508	46,526
Gross profit	36,210	34,599	-	-	36,210	34,599
Operating expenses (G&A, bus. dev and exploration)	(6,257)	(6,029)	(7,928)	(5,201)	(14,185)	(11,230)
Mining operating expenses	-	-	(15,246)	-	-	-
Net earnings (loss)	16,804	13,464	(22,333)	(3,701)	(5,529)	9,763
Net earnings (loss) attributable to Osisko's shareholders	16,804	13,464	(16,478)	(2,907)	326	10,557
Net earnings (loss) per share attributable to Osisko's shareholders	0.10	0.08	(0.10)	(0.02)	0.00	0.06
Adjusted net earnings (loss) (iv)	24,843	23,439	(22,670)	(5,042)	2,173	18,397
Adjusted net earnings (loss) per basic share (iv)	0.15	0.14	(0.14)	(0.03)	0.01	0.11

Cash flows from operating activities
Before working capital items	39,892	39,540	(17,269)	2,422	22,623	36,252
Working capital items	615	(2,802)	372	(12,126)	987	(14,928)
After working capital items	40,507	36,738	(16,897)	(9,704)	23,610	21,324
Cash flows from investing activities	(15,586)	(13,781)	3,314	(21,708)	(12,272)	(29,779)
Cash flows from financing activities	285,528	(7,511)	37,137	35,613	322,665	28,102

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries. Represents the exploration, evaluation and development of mining projects segment.

(iii) Cash margin is a non-IFRS financial performance measure for the royalties and streams segment which has no standard definition under IFRS. It is calculated by deducting the cost of sales (excluding depletion) from the. Please refer to the Non-IFRS Financial Performance Measures section of the MD&A for the three months ended March 31, 2022.

(iv) Adjusted earnings (loss) and adjusted earnings (loss) per basic share are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of the Company's MD&A for the three months ended March 31, 2022.

(v) Consolidated results are net of the intersegment transactions. Refer to the Segment Disclosure section of the Company's MD&A for the three months ended March 31, 2022.

Other Highlights

• Bought deal public offering of 18,600,000 common shares at a price of US$13.45 per common share for total gross proceeds of US$250.2 million;

• As a result of Stornoway Diamonds Canada Inc.'s ("Stornoway") improved financial position, the Renard stream was reactivated at the end of April. Stornoway's cost reductions, coupled with strengthening diamond prices resulted in positive cash generation at Renard over 2021;

• In January 2022, Osisko Development entered into definitive agreements to acquire 100% of Tintic Consolidated Metals LLC ("Tintic"). Osisko Bermuda Limited ("Osisko Bermuda") entered into a non-binding metals stream term sheet with a wholly-owned subsidiary of Osisko Development, which included an upfront deposit of between US$20 million and US$40 million. In the event that the full US$40 million upfront deposit is utilized, Osisko Development will deliver to Osisko Bermuda 5% of all metals produced from the Tintic property until 53,400 ounces of refined gold have been delivered and 4.0% thereafter;

• Osisko Development closed private placements during the quarter for aggregate gross proceeds of approximately $251 million. To date, the company has received gross proceeds of $42.4 million.  The remainder of the funds are held in escrow and will be released upon certain conditions, including completion of the listing on the common shares on the New York Stock Exchange and closing of the Tintic acquisition;

• Repayment in full of the outstanding revolving credit facility in April 2022 for $112.5 million;

• Publication in April of the inaugural Asset Handbook and the second edition of the environmental, social and governance ("ESG") report, Growing Responsibly; and

• Declared a quarterly dividend of $0.055 per common share payable on July 15, 2022 to shareholders of record as of the close of business on June 30, 2022.

Q1 2022 Results Conference Call Details

Conference Call:	Thursday, May 12, 2022 at 8:00 am EDT
Dial-in Numbers:	North American Toll-Free: 1 (888) 440-2180 Local and International: 1 (438) 803-0536 Access code: 1981388
Replay (available until May 27, 2022 at 11:59 pm EDT):	North American Toll-Free: 1 (800) 770-2030 Local and International: 1 (647) 362-9199 Access code: 1981388
Replay also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 165 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor

Vice President, Investor Relations

Tel. (514) 940-0670 x105

htaylor@osiskogr.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended March 31,
	2022	2021

Gold(i)	$1,877	$1,794
Silver(ii)	$24.01	$26.26

Exchange rate (US$/Can$)(iii)	1.2662	1.2626

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

(2) The royalties and streams segment refers to the royalty, stream and other interests segment, which corresponds to the activities of Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(3) The mining exploration and development segment refers to the mining exploration, evaluation and development segment, which corresponds to the activities of Osisko Development Corp. and its subsidiaries.

(4) Non-IFRS Measures

The Company has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) cash margin (in dollars and in percentage) for the royalties and streams segment, (ii) adjusted earnings  (loss) and (iii) adjusted earnings (loss) per share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Company presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash Margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues from the royalties and streams segment less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues from the royalties and streams segment.

	Three months ended March 31,
	2022	2021
	$	$

Royalty and stream interests
Total Revenues	59,398	66,923
Less: Revenues from mining activities (Osisko Development)	(8,709)	-
Less: Revenues from offtake interests	-	(17,926)
Revenues from royalty and stream interests	50,689	48,977

Total Cost of sales	(11,162)	(20,397)
Less: Cost of sales from mining activities (Osisko Development)	(7,981)	-
Less: Cost of sales from offtake interests	-	17,239
Cost of sales of royalty and stream interests	(3,181)	(3,158)

Revenues from royalty and stream interests	50,689	48,977
Less: Cost of sales of royalty and stream interests	(3,181)	(3,158)
Cash margin (in dollars) - royalty and stream interests	47,508	45,819

Cash margin (in percentage of revenues) - royalty and stream interests	94%	94%

Royalty and stream interests (excluding the Renard diamond stream)
Revenues from royalty and stream interests	50,689	48,977
Less: Revenues from the Renard diamond stream	(7,190)	(3,995)
Revenues from royalty and stream interests, excluding the Renard diamond stream	43,499	44,982

Cost of sales from royalty and stream interests	(3,181)	(3,158)
Less: Cost of sales from the Renard diamond stream	2,023	1,718
Cost of sales of royalty and stream interests, excluding the Renard diamond stream	(1,158)	(1,440)

Revenues from royalty and stream interests, excluding the Renard diamond stream	43,499	44,982
Less: Cost of sales of royalty and stream interests, excluding the Renard diamond stream	(1,158)	(1,440)
Cash margin (in dollars)	42,341	43,542

Cash margin (in percentage of revenues)	97%	97%

Offtake interests
Revenues from offtake interests	-	17,926
Less: Cost of sales of offtake interests	-	(17,239)
Cash margin (in dollars)	-	687

Cash margin (in percentage of revenues)	-	4%

Adjusted earnings (loss) and adjusted earnings (loss) per basic share

Adjusted earnings (loss) is defined as: net earnings (loss) adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of exploration and evaluation assets, unrealized gain (loss) on investments, share of loss of associates, deferred premium income on flow-through shares, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses).

Adjusted earnings (loss) per basic share is obtained from the adjusted earnings (loss) divided by the weighted average number of common shares outstanding for the period.

	For the three months ended March 31,
	2022			2021
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	16,804	(22,333)	(5,529)	13,464	(3,701)	9,763

Adjustments:
Impairment of assets	520	-	520	4,400	-	4,400
Foreign exchange (gain) loss	(876)	(524)	(1,440)	29	744	773
Unrealized loss (gain) on investments	5,840	228	6,068	1,389	(1,310)	79
Share of loss of associates	(2,604)	331	(2,273)	(375)	407	32
Deferred premium income on flow-through shares	-	(341)	(341)	-	(469)	(469)
Deferred income tax expense (recovery)	5,159	(31)	5,128	4,532	(1,182)	3,350

Adjusted earnings (loss)	24,843	(22,670)	2,173	23,439	(5,511)	17,928

Weighted average number of common shares outstanding (000's)	166,926	166,926	166,926	165,842	165,842	165,842

Adjusted earnings (loss) per basic share	0.15	(0.14)	0.01	0.14	(0.03)	0.11

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries. Represents the mining exploration, evaluation and development segment.

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko's right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Osisko holds a royalty, stream or other interest are accurate; the Company's ongoing income and assets relating to determination of its PFIC status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements.  Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets
(tabular amounts expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2022	2021
	$	$

Assets

Current assets

Cash	449,450	115,698
Restricted cash	206,490	-
Short-term investments	2,960	-
Amounts receivable	16,308	14,691
Inventories	25,053	18,596
Other assets	7,169	3,941
	707,430	152,926

Non-current assets

Investments in associates	129,687	125,354
Other investments	130,700	169,010
Royalty, stream and other interests	1,146,284	1,154,801
Mining interests and plant and equipment	644,960	635,655
Exploration and evaluation	3,640	3,635
Goodwill	111,204	111,204
Other assets	18,810	18,037
	2,892,715	2,370,622

Liabilities

Current liabilities

Accounts payable and accrued liabilities	43,936	30,049
Dividends payable	10,167	9,157
Subscription receipts liability	207,980	-
Provisions and other liabilities	6,844	12,179
Current portion of long-term debt	298,033	294,891
	566,960	346,276

Non-current liabilities

Provisions and other liabilities	55,612	60,334
Long-term debt	116,328	115,544
Deferred income taxes	67,396	68,407
	806,296	590,561

Equity

Share capital	2,082,961	1,783,689
Warrants	-	18,072
Contributed surplus	62,547	42,525
Equity component of convertible debentures	14,510	14,510
Accumulated other comprehensive income	26,458	58,851
Deficit	(280,855)	(283,042)
Equity attributable to Osisko Gold Royalties Ltd's shareholders	1,905,621	1,634,605
Non-controlling interests	180,798	145,456
Total equity	2,086,419	1,780,061
	2,892,715	2,370,622

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three months March 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	2022	2021
	$	$

Revenues	59,398	66,923

Cost of sales	(11,162)	(20,397)
Depletion and amortization	(12,026)	(11,927)
Gross profit	36,210	34,599

Other operating expenses
General and administrative	(12,644)	(9,906)
Business development	(1,421)	(987)
Exploration and evaluation	(120)	(337)
Mining operating expenses	(15,246)	-
Impairment - royalty, stream and other interests	-	(2,288)
Operating income	6,779	21,081
Interest income	1,191	1,310
Finance costs	(6,373)	(6,143)
Foreign exchange gain (loss)	1,187	(1,129)
Share of income (loss) of associates	2,273	(32)
Other losses, net	(5,224)	(1,910)
(Loss) earnings before income taxes	(167)	13,177
Income tax expense	(5,362)	(3,414)
Net (loss) earnings	(5,529)	9,763

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders	326	10,557
Non-controlling interests	(5,855)	(794)

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars)

	2022	2021
	$	$
Operating activities
Net (loss) earnings	(5,529)	9,763
Adjustments for:
Share-based compensation	3,631	3,300
Depletion and amortization	15,017	12,261
Impairment of assets	520	4,400
Finance costs	2,145	1,839
Share of (income) loss of associates	(2,273)	32
Net gain on acquisition of investments	(48)	(438)
Change in fair value of financial assets at fair value through profit and loss	8,176	1,908
Net gain on dilution of investments in associates	(2,060)	(1,391)
Foreign exchange (gain) loss	(1,400)	773
Deferred income tax recovery	5,128	3,350
Other	(684)	455
Net cash flows provided by operating activities before changes in non-cash working capital items	22,623	36,252
Changes in non-cash working capital items	987	(14,928)
Net cash flows provided by operating activities	23,610	21,324

Investing activities
Acquisition of investments	(10,734)	(9,811)
Proceeds on disposal of investments	21,055	19,771
Acquisition of royalty and stream interests	(9,290)	(3,792)
Mining assets and plant and equipment	(13,034)	(35,812)
Exploration and evaluation expenses, net of tax credits	(5)	(135)
Other	(264)	-
Net cash flows used in investing activities	(12,272)	(29,779)

Financing activities
Bought deal equity financing	311,962	-
Share issue costs	(12,816)	-
Increase in long-term debt	3,870	50,000
Repayment of long-term debt	(605)	(50,000)
Investments from minority shareholders	42,390	38,841
Share issue expenses from investments from minority shareholders	(2,130)	(2,581)
Exercise of share options and shares issued under the share purchase plan	622	4,978
Normal course issuer bid purchase of common shares	(4,879)	(4,464)
Dividends paid	(8,723)	(7,782)
Capital payments on lease liabilities	(5,272)	(852)
Withholding taxes on settlement of restricted and deferred share units	(424)	(38)
Other	(1,330)	-
Net cash flows provided by financing activities	322,665	28,102

Increase in cash before effects of exchange rate changes on cash	334,003	19,647
Effects of exchange rate changes on cash	(251)	(1,541)

Increase in cash	333,752	18,106
Cash - beginning of period	115,698	302,524
Cash - end of period	449,450	320,630